Commission File Number 001-31914

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Seventeenth Meeting of the Fourth Session of the Board of Supervisors of China Life Insurance Company Limited

The Seventeenth meeting (the “Meeting”) of the fourth session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) (the “Supervisory Board”) was held on April 28, 2015 at the conference room located on Floor A18 of China Life Plaza, Beijing. The supervisors were notified of the Meeting by way of a written notice dated April 13, 2015. Out of the Company’s five supervisors, four supervisors attended the Meeting in person, including Chairperson Xia Zhihua, and supervisors Shi Xiangming, Li Xuejun and Xiong Junhong, attended the Meeting in person. Supervisor Yang Cuilian was on leave for business and authorized in writing, supervisor Shi Xiangming, to act on her behalf and cast the votes for her.The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, regulatory rules, Articles of Association (the “AOA”) of the Company, and Procedural Rules for the Board of Supervisors of the Company.

The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Passed the First Quarter Report of the Company for the Year of 2015

The Supervisory Board believed that: The preparation and review procedures of the First Quarter Report for the Year of 2015 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company. The content and form of such report meet the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein reflects the operational and financial condition of the Company in the reporting period. No breach of confidentiality by the staff involved in the preparation and review of the First Quarter Report for the Year of 2015was detected before such opinion was issued.

Voting result: 5 for, 0 against, with no abstention

2.	Passed the Proposal on Corporate Governance Report of the Company for the Year of 2014

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

3.	Passed the Proposal on the Self-appraisal Report on Internal Control of the Company for the Year of 2014

Voting result: 5 for, 0 against, with no abstention

4.	Passed the Proposal on the Overall Risk Management Report of the Company for the Year of 2014

Voting result: 5 for, 0 against, with no abstention

5.	Passed the Proposal on the Report of Working Plan with regard to Internal Control of the Company for the Year of 2015

Voting result: 5 for, 0 against, with no abstention

6.	Passed the Proposal on the Risk Preference Statement of the Company for the Year of 2015

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

April 28, 2015